November 12, 2024

Anthony Ang
Director
K Wave Media Ltd.
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

       Re: K Wave Media Ltd.
           Amendment No. 9 to Registration Statement on Form F-4
           Filed October 25, 2024
           File No. 333-278221
Dear Anthony Ang:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 3, 2024 letter.

Amendment No. 9 to Registration Statement on Form F-4 filed October 25, 2024 Questions and Answers About the Business Combination and the Special Meeting Will I experience dilution as a result of the Business Combination?, page 10

1. It appears the exchange of 59,000,000 PubCo shares for 193,367 K Enter shares is as follows: 15,673,162 for 51,367 (conversion ratio 305.1) regarding the Six Korean
       Entities, 40,798 for 40,798 (conversion ratio 1) regarding preferred stock, 366,753 for
       1,202 regarding Lodestar issued September 29,2024 (conversion ratio
305.1),
       1,524,681 for 4,997 regarding GF Korea (conversion ratio 305.1). From this it appears there are 41,394,606 remaining PubCo shares to be exchanged for 95,003 remaining
       K Enter shares, a conversion ratio of 435.7. Please advise if our understanding of these exchanges is correct. If our understanding is correct, explain to us and disclose
 November 12, 2024
Page 2

       as appropriate the rationale for the apparent remaining PubCo/K Enter shares exchange ratio of 435.7 and why it is different from the conversion ratio of 305.1 for the other noted exchanges. Also, tell us if there is any relationship between the 95,003 remaining K Enter common shares to be exchanged for PubCo shares referred to above to the 94,279 K Enter common shares outstanding at June 30, 2024.
2. In your response to prior comment 3 you stated all treasury shares of K Enter would be issued. The number of treasury shares at both December 31, 2023 and June 30,
       2024 is 5,721. You disclose in the filing a total of 7,097 treasury shares were issued -
        1,932 on August 31, 2024 for employee services rendered, 168 on September 30,
       2024 for services rendered, and 4,997 on September 25, 2024 to GF Korea. Please reconcile the shares issued from treasury after June 30, 2024 to the shares in
       treasury at June 30, 2024 with a schedule showing the subsequent disposition of all treasury shares held at June 30, 2024. Additionally, explain to us how the 5,165 shares of treasury shares held post September 13, 2024 stated in your response to prior comment 3 relate to the shares held at and issued after June 30, 2024. Summary of the Proxy Statement/Prospectus
The Parties to the Business Combination
K Enter Holdings Inc., page 19

3. Refer to the discussion of the financial projections and other information underlying the Second Fairness Opinion in this section, particularly the statement that such projections "vary significantly from the actual results achieved in 2023." As it appears from the interim financial results of the Six Korean Entities for the six months ended
       June 30, 2024 that many are not on track to meet projected results for 2024, please update your disclosure to highlight this fact and provide examples. For example, we note your disclosure at page 220 that Play Company's operating results for the first half of the year represent only 14.9% of forecasted revenues for 2024.
Make
       conforming revisions where the projections are discussed at pages 37 and 120-
       121. Please also confirm whether your statements relating to the reliability of the projections continue to be accurate, such as the statement on page 21 that Global
       Star   s board of directors has determined that no purchase price adjustment is
       appropriate due to the expected decline in projected 2024 financial results of operations.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
K Enter
Note 15. Subsequent Events, page 215

4. In regard to the exhibits filed in response to prior comment 5, please provide us with a list of the amounts and parties associated with the $8.52 million fee liability relieved.
 November 12, 2024
Page 3
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 5 - Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined
Balance Sheet as of [December 31, 2023], page 287

5. Please provide us with and disclose details and the source of the 688 shares issued after June 30, 2024 disclosed in note Y on page 293 and its impact on the number of shares of PubCo exchanged for K Enter shares.
General

6. We note that disclosure at page 12 and elsewhere reflects an increase in the number of
       Pubco shares outstanding following the business combination under a no additional redemption scenario from 64,185,053 shares to 64,284,823 shares. However, the cover page of the prospectus and legal opinion still state that 64,185,053 shares of
       Pubco common stock are being registered. Please revise or explain the inconsistency.
       If the number of shares being registered has increased, file a new legal opinion that covers all such shares and ensure that sufficient filing fees have been paid.

       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Jim Prestiano